Filed by Olin Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Huntsman Corporation

Commission File No.: 001-32427

On July 13, 2026, the following communications were made available on the website of Olin Corporation (“Olin”) in connection with the proposed transaction between Olin and Huntsman Corporation (“Huntsman”):

Olin | HUNTSMAN

Supplemental IR FAQ

$400M+ Cost Synergy and Integration Benefits Identified

$300M+ Of Identified Near-Term Synergies

Purchasing & Raw Material Integration — **~$75M** Annual Synergy
- Raw material cost savings from scale and sourcing
- Rationalized supply relationships
- Shift to internal supply for epoxy and amines

Operations — **~$75M** Annual Synergy
- Global asset optimization
- Fixed cost reduction from integrated operations

SG&A — **~$150M** Annual Synergy
- Overhead reduction
- Elimination of duplicative corporate costs

Line of Sight to $400M+ Synergies Per Year, After Full Integration ($M)



$100+
$400+
$300+
Year 1
Year 2
Year 3
2031 Additional Raw Material Integration
Total Synergy + Integration Benefits

Additional Cash Tax Benefits From Combined NOL Optimization of ~$12M (Not Included in Cost Synergy Figure)

1 How did you identify the cost synergies and integration benefits of more than $400 million? How confident are you that they can be achieved?

- We believe the synergy targets are highly actionable and somewhat conservative. They are the result of due diligence analysis and a "bottoms-up" exercise conducted by cross-functional teams from both Olin Corporation ("Olin") and Huntsman Corporation ("Huntsman").
- We expect to realize near-term synergies of more than $300 million annually, with more than 90% of that total expected within the first 24 months following close.
- We expect to realize more than $100 million of additional raw material integration benefits beginning in January 2031 as the existing supplier contracts to Huntsman's Geismar, Louisiana site expire.

2 Beyond the announced cost synergies, what additional value creation opportunities does the combination create? ● Vertical integration will be key to our growth as a combined business and makes this transaction unique. In addition to the cost synergies and integration benefits of more than $400 million, we expect to generate revenue synergies that are not included in these projections. ● By way of example, vertically integrating Huntsman’s amines business with Olin’s ethylene dichloride (EDC) and caustic soda is expected to make the combined business one of the lowest cost amines producers in the world, enhancing growth opportunities in performance amines and allowing the combined company to offer greater value to global customers while also increasing the return to Olin’s EDC production.  ● Vertically integrating Huntsman’s MDI production with Olin’s chlor-alkali assets similarly expands the scope of commercial opportunities Huntsman’s Polyurethanes business can pursue. The integrated economics will give the combined company access to wider market opportunities and increase internal consumption of integrated products.  ● The vertical integration of Olin’s Epoxy with Huntsman’s Advanced Materials divisions will allow OlinHuntsman to internalize more margin in the value chain and pursue additional growth opportunities based on its improved cost What are the primary drivers of the approximately $75 millionposition.  ● The enhanced cash flow generation of the combined company supports debt reduction, returns to shareholders, and highly selective investments in high-return growth projects, as part of a broad capital allocation strategy for OlinHuntsman. 3 Each of Huntsman and Olin came into this transaction with significant publicly announced cost savings targets. Are these anticipated synergies on top of those targets?  ● Yes, the synergy and integration benefits identified in connection with the merger are above and beyond the two companies’ independent ongoing cost savings plans. 4 What is the expected one-time cost to achieve the synergies, and over what period?  ● We expect the costs to achieve these synergies to be between $150 million and $200 million and will be one-time and non-recurring. 5 What are the primary drivers of the approximately $150 million of SG&A synergies?  ● SG&A synergies are expected to come from the elimination of duplicative public company related costs and other corporate costs and corporate and divisional overhead reduction across legal, finance, HR, IT, and other functions, including external corporate spending.  ● These synergies represent a reduction of ~$150M of SG&A, out of a combined ~$1.1B of SG&A. 6 What are the primary drivers of the approximately $75 million of purchasing and raw material integration synergies?  ● More than half of the approximately $75 million is expected to come from identified near-term raw material integration, reflecting incremental value to Olin’s current portfolio. The balance is expected to come from greater procurement scale and specifically identified supply chain efficiencies and logistics optimization.  ● OlinHuntsman will internally supply certain raw materials that are currently sourced externally. For example, Olin will be able to supply EDC and caustic soda to Huntsman’s amines business and epichlorohydrin and liquid epoxy resin to its Advanced Materials (formulated systems) business. This new internal supply generates added volume, revenues, and margins not currently captured by either company.

What are the primary drivers of the approximately $75 million of operational synergies? • Nearly half of the approximately $75 million is expected to come from process improvements, with the balance from asset optimization and functional overhead reductions. These drivers are expected to improve the combined company’s capacity utilization. • By combining complementary and co-located manufacturing assets, supply chains, and operating capabilities, we expect to improve efficiency and reliability across the operations. The combined company will have greater flexibility to optimize production, improve utilization, and implement best practices from both organizations. Can you provide additional detail on the more than $100 million of raw material integration benefits expected beginning in 2031? • More than $100 million of expected integration benefits are tied to the expiration of existing third-party supply agreements at Huntsman’s Geismar, Louisiana site. The savings are driven by the shift to internal supply of chlorine and caustic soda into MDI using existing pipeline infrastructure. • This integration will expand downstream outlets for chlorine, increase chlor-alkali utilization, free up additional caustic soda to be sold, and strengthen OlinHuntsman’s cost position. Can you provide additional details on the approximately $125 million of cash tax benefits? • We expect the combined company to realize approximately $125 million of cash tax benefits through the acceleration of Net Operating Losses (NOLs). • These NOL benefits are one-time in nature and are utilized based on the taxable income of the combined company. How else do you expect the transaction to benefit the combined company? • OlinHuntsman will capture value and margin across the full chemical value chain, from basic upstream inputs like chlorine and caustic soda to downstream products and applications serving aerospace, automotive, electronics, alternative energy, composites, construction, and consumer markets. • OlinHuntsman will be structurally differentiated within the chemical industry: a low-cost global producer with the scale, geographic footprint, and feedstock positioning to drive margin improvement across market cycles. The combination creates a meaningfully stronger producer than either company can on a standalone basis. Can you provide additional detail on why Olin shareholders should vote in favor of both the direct merger and subsidiary merger? • As an Olin shareholder, we recommend voting “FOR” both the direct merger proposal and the subsidiary merger proposal to ensure successful consummation of the transaction under either construct. • There is an economic benefit resulting from the direct merger of approximately $90 million related to lower interest expense over 5 years.

Additional Information and Where to Find It This communication may be deemed to be solicitation material in respect of the proposed transaction between Olin Corporation (“Olin”) and Huntsman Corporation (“Huntsman”). In connection with the proposed transaction, Olin and Huntsman have filed and intend to file relevant materials with the United States Securities and Exchange Commission (the “SEC”), including, among other filings, an Olin registration statement on Form S-4, as filed on July 2, 2026 and as amended on July 10, 2026 (the “Form S-4”), in connection with the proposed issuance of shares of Olin’s common stock pursuant to the proposed transaction, which Form S-4 contains a joint proxy statement/prospectus of Olin and Huntsman, which after the registration statement is declared effective by the SEC, will be mailed to shareholders of Olin and stockholders of Huntsman entitled to vote on their respective transaction-related proposals at the respective special meetings. INVESTORS AND STOCKHOLDERS OF OLIN AND HUNTSMAN ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC IN THEIR ENTIRETY, INCLUDING THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE PROPOSED TRANSACTION AND ANY SOLICITATION. This communication is not a substitute for the registration statement, the joint proxy statement/prospectus or any other document that Olin or Huntsman may file with the SEC and send to their respective shareholders and stockholders in connection with the proposed transaction. Investors and securityholders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus, as each may be amended or supplemented from time to time, and other relevant documents filed with the SEC by Olin and Huntsman from the SEC’s website at http://www.sec.gov, on Olin’s website at https://olin.com under the tab “Investors” and under the heading “SEC Filings” and on Huntsman’s website at https://www.huntsman. com under the tab “Investors” and under the heading “Financials” and subheading “SEC filings.” Participants in the Solicitation Olin, Huntsman, their respective directors, executive officers and certain other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from Olin’s shareholders and Huntsman’s stockholders in connection with the proposed transaction. Information about Olin’s directors and executive officers is set forth in Olin’s Proxy Statement on Schedule 14A for its 2026 Annual Meeting of shareholders, which was filed with the SEC on March 20, 2026, its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 20, 2026, its Current Report on Form 8-K, which was filed with the SEC on April 30, 2026, and subsequent statements of changes in beneficial ownership on file with the SEC, including the Initial Statements of Beneficial Ownership on Form 3, Statements of Change in Ownership on Form 4 or Annual Statements of Beneficial Ownership on Form 5 on file with the SEC, including filings made on March 20, 2026, May 5, 2026, May 5, 2026, May 5, 2026, May 5, 2026, May 5, 2026, May 5, 2026, May 5, 2026, May 5, 2026, May 19, 2026, June 3, 2026 and June 18, 2026. Information about Huntsman’s directors and executive officers is set forth in the Huntsman Proxy Statement on Schedule 14A for its 2026 Annual Meeting of stockholders, which was filed with the SEC on March 16, 2026, its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 18, 2026, its Current Report on Form 8-K, which was filed with the SEC since May 1, 2026, and subsequent statements of changes in beneficial ownership on file with the SEC, including the Initial Statement of Beneficial Ownership on Form 3, Statements of Change in Ownership on Form 4 or Annual Statements of Beneficial Ownership on Form 5 on file with the SEC, including filings made on June 3, 2026. Additional information concerning the interests of potential participants in the solicitation of proxies in connection with the proposed transaction, which may, in some cases, be different than those of Olin’s shareholders or Huntsman’s stockholders generally, are set forth in the registration statement, the joint proxy statement/prospectus and other relevant materials filed with and to be filed with the SEC relating to the proposed transaction. You may obtain these documents free of charge through the website maintained by the SEC at http://www.sec.gov and from the Olin or Huntsman websites described above. No Offer or Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Cautionary Statement Regarding Forward-Looking Statements This communication contains “forward-looking statements”. These statements relate to analyses and other information that are based on management’s current beliefs, certain assumptions and forecasts made by management, and current expectations, estimates and projections. Such forward-looking statements include statements regarding the proposed combination between Olin and Huntsman, the future results of the combined company and the benefits anticipated to be realized from the proposed combination, the impact of the proposed transaction on the combined company’s business, projections as to the amount and timing of synergies and the closing date for the proposed transaction, and other uncertainties and contingencies in connection with the foregoing. The statements contained in this communication that are not statements of historical facts may include “forward looking statements” as defined in the Private Securities Litigation Reform Act of 1995. We have used the words “anticipate,” “intend,” “may,” “expect,” “believe,” “should,” “plan,” “outlook,” “project,” “estimate,” “forecast,” “optimistic,” “target” and variations of such words and similar expressions in this communication to identify such forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from these forward-looking statements. Risks and uncertainties include, but are not limited to: (i) the risk that the proposed transaction may not achieve some or all of the anticipated benefits and that the proposed transaction may not be completed in a timely manner or at all; (ii) the failure to receive, on a timely basis or otherwise, the required approvals of the proposed transaction by Olin’s shareholders or Huntsman’s stockholders; (iii) the possibility that any or all of the various conditions to the consummation of the proposed transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (iv) the possibility that competing offers or acquisition proposals may be made; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the proposed transaction; (vi) the effect of the announcement or pendency of the proposed transaction on Olin’s or Huntsman’s ability to attract, motivate or retain key executives and associates, their ability to maintain relationships with customers, vendors, service providers and others with whom they do business, or their operating results and business generally; (vii) risks related to the proposed transaction diverting management’s attention from Olin’s and Huntsman’s ongoing business operations; (viii) the risk of stockholder litigation in connection with the proposed transaction, including resulting expense or delay; (ix) business, industry and operational risks applicable to Olin and/or Huntsman, including (a) sensitivity to economic, business and market conditions in the United States and overseas, including economic instability or a downturn in the sectors served by Olin and/or Huntsman; (b) declines in average selling prices for Olin’s and/or Huntsman’s products and the supply/demand balance for Olin’s and/or Huntsman’s products, including the impact of excess industry capacity; (c) unsuccessful execution of Olin’s and/or Huntsman’s operating models; (d) failure to control costs and inflation impacts or failure to achieve targeted cost reductions; (e) availability of and/or higher-than-expected costs of raw material, energy, transportation, and/or logistics; (f) Olin’s and/or Huntsman’s reliance on a limited number of suppliers for specified feedstock and services and their reliance on third-party transportation; (g) the occurrence of unexpected manufacturing interruptions and outages, including those occurring as a result of labor disruptions and production hazards; (h) exposure to physical risks associated with climate-related events or increased severity and frequency of severe weather events; (i) the failure or an interruption, including cyber-attacks, of Olin’s and/or Huntsman’s information technology systems, including risks from the rapid evolution and increased adoption of artificial intelligence technologies that may intensify cybersecurity risks and enable new or augment existing attack techniques and the potential for intellectual property infringement or unintentional disclosure of proprietary or confidential information through artificial intelligence tools; (j) risks associated with Olin’s and/or Huntsman’s international sales and operations, including economic, political or regulatory changes; (k) weak industry conditions affecting Olin’s and/or Huntsman’s ability to comply with the financial maintenance covenants in its debt agreements; (l) Olin’s and/ or Huntsman’s indebtedness and debt service obligations; (m) failure to identify, attract, develop, retain and motivate qualified employees throughout the respective organizations and ability to manage executive officer and other key senior management transitions; (n) adverse conditions in the credit and capital markets, limiting or preventing Olin’s and/or Huntsman’s ability to borrow or raise capital; (o) Olin’s and/or Huntsman’s inability to complete future acquisitions or joint venture transactions or successfully integrate them into the business; (p) the effects of any declines in global equity markets on asset values and any declines in interest rates or other significant assumptions used to value the liabilities in, and funding of, Olin’s and/or Huntsman’s pension plans; (q) Olin’s and/or Huntsman’s long-range plan assumptions not being realized, causing a non-cash impairment charge of long-lived assets; (r) exposure to risks associated with the creditworthiness of Olin’s and/or Huntsman’s key suppliers, customers and business partners and reductions in demand for their customers’ products; (s) failure to develop new products, processes or applications, or failure to keep pace with evolving technological innovations in end-use markets; (t) inability to protect patents and trade secrets or enforce intellectual property rights, particularly in countries where effective intellectual property laws and judicial systems may be unavailable; (u) conflicts, military actions, terrorist attacks, political events, public health crises and general instability, along with increased security regulations, that could adversely affect Olin and/or Huntsman’s business; and (v) legal, environmental and regulatory risks, including (a) changes in, or failure to comply with, legislation or government regulations or policies, including changes regarding Olin’s and/or Huntsman’s ability to manufacture or use certain products and changes within the international markets in which Olin and/or Huntsman operate; (b) new regulations or public policy changes regarding the transportation of hazardous chemicals and the security of chemical manufacturing facilities; (c) unexpected outcomes from legal or regulatory claims and proceedings; (d) costs and other expenditures in excess of those projected for environmental investigation and remediation or other legal proceedings; (e) various risks associated with Olin’s Lake City U.S. Army Ammunition Plant contract and performance under other governmental contracts and (f) compliance with data privacy regulations, including the General Data Protection Regulation (GDPR) and other applicable data privacy laws, which could result in substantial fines, penalties and legal liability. All of Olin’s and Huntsman’s forward-looking statements should be considered in light of these factors. In addition, other risks and uncertainties not presently known to Olin or Huntsman or that Olin or Huntsman consider immaterial could affect the accuracy of the forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties, and assumptions, which are difficult to predict and many of which are beyond the control of Olin and/or Huntsman. Therefore, actual outcomes and results may differ materially from those matters expressed or implied in such forward-looking statements. A further list and descriptions of these risks, uncertainties, and other factors can be found in Olin’s filings with the SEC, including its most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q and other filings, available at the website maintained by the SEC at http://www.sec.gov, https://olin.com or on request from Olin and in Huntsman’s filings with the SEC, including its most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q and other filings, available at the website maintained by the SEC at http://www.sec.gov, https://www.huntsman.com or on request from Huntsman. Any forward-looking statement made in this communication speaks only as of the date of this communication. Neither Olin nor Huntsman undertake any obligation to update publicly any forward-looking statements, or any other information in this communication whether as a result of future events, new information or otherwise, or to correct any inaccuracies or omissions in them which become apparent. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

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Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Olin and Huntsman. In connection with the proposed transaction, Olin and Huntsman have filed and intend to file relevant materials with the United States Securities and Exchange Commission (the “SEC”), including, among other filings, an Olin registration statement on Form S-4, as filed on July 2, 2026 and as amended on July 10, 2026 (the “Form S-4”), in connection with the proposed issuance of shares of Olin’s common stock pursuant to the proposed transaction, which Form S-4 contains a joint proxy statement/prospectus of Olin and Huntsman, which after the registration statement is declared effective by the SEC, will be mailed to shareholders of Olin and stockholders of Huntsman entitled to vote on their respective transaction-related proposals at the respective special meetings. INVESTORS AND STOCKHOLDERS OF OLIN AND HUNTSMAN ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC IN THEIR ENTIRETY, INCLUDING THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE PROPOSED TRANSACTION AND ANY SOLICITATION. This communication is not a substitute for the registration statement, the joint proxy statement/prospectus or any other document that Olin or Huntsman may file with the SEC and send to their respective shareholders and stockholders in connection with the proposed transaction. Investors and securityholders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus, as each may be amended or supplemented from time to time, and other relevant documents filed with the SEC by Olin and Huntsman from the SEC’s website at http://www.sec.gov, on Olin’s website at https://olin.com under the tab “Investors” and under the heading “SEC Filings” and on Huntsman’s website at https://www.huntsman.com under the tab “Investors” and under the heading “Financials” and subheading “SEC filings.”

Participants in the Solicitation

Olin, Huntsman, their respective directors, executive officers and certain other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from Olin’s shareholders and Huntsman’s stockholders in connection with the proposed transaction. Information about Olin’s directors and executive officers is set forth in Olin’s Proxy Statement on Schedule 14A for its 2026 Annual Meeting of shareholders, which was filed with the SEC on March 20, 2026, its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 20, 2026, its Current Report on Form 8-K, which was filed with the SEC on April 30, 2026, and subsequent statements of changes in beneficial ownership on file with the SEC, including the Initial Statements of Beneficial Ownership on Form 3, Statements of Change in Ownership on Form 4 or Annual Statements of Beneficial Ownership on Form 5 on file with the SEC, including filings made on March 20, 2026, May 5, 2026, May 5, 2026, May 5, 2026, May 5, 2026, May 5, 2026, May 5, 2026, May 5, 2026, May 5, 2026, May 19, 2026, June 3, 2026 and June 18, 2026. Information about Huntsman’s directors and executive officers is set forth in the Huntsman Proxy Statement on Schedule 14A for its 2026 Annual Meeting of stockholders, which was filed with the SEC on March 16, 2026, its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 18, 2026, its Current Report on Form 8-K, which was filed with the SEC since May 1, 2026, and subsequent statements of changes in beneficial ownership on file with the SEC, including the Initial Statement of Beneficial Ownership on Form 3, Statements of Change in Ownership on Form 4 or Annual Statements of Beneficial Ownership on Form 5 on file with the SEC, including filings made on June 3, 2026.

Additional information concerning the interests of potential participants in the solicitation of proxies in connection with the proposed transaction, which may, in some cases, be different than those of Olin’s shareholders or Huntsman’s stockholders generally, are set forth in the registration statement, the joint proxy statement/prospectus and other relevant materials filed with and to be filed with the SEC relating to the proposed transaction. You may obtain these documents free of charge through the website maintained by the SEC at http://www.sec.gov and from the Olin or Huntsman websites described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements”. These statements relate to analyses and other information that are based on management’s current beliefs, certain assumptions and forecasts made by management, and current expectations, estimates and projections. Such forward-looking statements include statements regarding the proposed combination between Olin and Huntsman, the future results of the combined company and the benefits anticipated to be realized from the proposed combination, the impact of the proposed transaction on the combined company’s business, projections as to the amount and timing of synergies and the closing date for the proposed transaction, and other uncertainties and contingencies in connection with the foregoing. The statements contained in this communication that are not statements of historical facts may include “forward looking statements” as defined in the Private Securities Litigation Reform Act of 1995. We have used the words “anticipate,” “intend,” “may,” “expect,” “believe,” “should,” “plan,” “outlook,” “project,” “estimate,” “forecast,” “optimistic,” “target” and variations of such words and similar expressions in this communication to identify such forward-looking statements.

The reader is cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from these forward-looking statements. Risks and uncertainties include, but are not limited to: (i) the risk that the proposed transaction may not achieve some or all of the anticipated benefits and that the proposed transaction may not be completed in a timely manner or at all; (ii) the failure to receive, on a timely basis or otherwise, the required approvals of the proposed transaction by Olin’s shareholders or Huntsman’s stockholders; (iii) the possibility that any or all of the various conditions to the consummation of the proposed transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (iv) the possibility that competing offers or acquisition proposals may be made; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the proposed transaction; (vi) the effect of the announcement or pendency of the proposed transaction on Olin’s or Huntsman’s ability to attract, motivate or retain key executives and associates, their ability to maintain relationships with customers, vendors, service providers and others with whom they do business, or their operating results and business generally; (vii) risks related to the proposed transaction diverting management’s attention from Olin’s and Huntsman’s ongoing business operations; (viii) the risk of stockholder litigation in connection with the proposed transaction, including resulting expense or delay; (ix) business, industry and operational risks applicable to Olin and/or Huntsman, including (a) sensitivity to economic, business and market conditions in the United States and overseas, including economic instability or a downturn in the sectors served by Olin and/or Huntsman; (b) declines in average selling prices for Olin’s and/or Huntsman’s products and the supply/demand balance for Olin’s and/or Huntsman’s products, including the impact of excess industry capacity; (c) unsuccessful execution of Olin’s and/or Huntsman’s operating models; (d) failure to control costs and inflation impacts or failure to achieve targeted cost reductions; (e) availability of and/or higher-than-expected costs of raw material, energy, transportation, and/or logistics; (f) Olin’s and/or Huntsman’s reliance on a limited number of suppliers for specified feedstock and services and their reliance on third-party transportation; (g) the occurrence of unexpected manufacturing interruptions and outages, including those occurring as a result of labor disruptions and production hazards; (h) exposure to physical risks associated with climate-related events or increased severity and frequency of severe weather events; (i) the failure or an interruption, including cyber-attacks, of Olin’s and/or Huntsman’s information technology systems, including risks from the rapid evolution and increased adoption of artificial intelligence technologies that may intensify cybersecurity risks and enable new or augment existing attack techniques and the potential for intellectual property infringement or unintentional disclosure of proprietary or confidential information through artificial intelligence tools; (j) risks associated with Olin’s and/or Huntsman’s international sales and operations, including economic, political or regulatory changes; (k) weak industry conditions affecting Olin’s and/or Huntsman’s ability to comply with the financial maintenance covenants in its debt agreements; (l) Olin’s and/ or Huntsman’s indebtedness and debt service obligations; (m) failure to identify, attract, develop, retain and motivate qualified employees throughout the respective organizations and ability to manage executive officer and other key senior management transitions; (n) adverse conditions in the credit and capital markets, limiting or preventing Olin’s and/or Huntsman’s ability to borrow or raise capital; (o) Olin’s and/or Huntsman’s inability to complete future acquisitions or joint venture transactions or successfully integrate them into the business; (p) the effects of any declines in global equity markets on asset values and any declines in interest rates or other significant assumptions used to value the liabilities in, and funding of, Olin’s and/or Huntsman’s pension plans; (q) Olin’s and/or Huntsman’s long-range plan assumptions not being realized, causing a non-cash impairment charge of long-lived assets; (r) exposure to risks associated with the creditworthiness of Olin’s and/or Huntsman’s key suppliers, customers and business partners and reductions in demand for their customers’ products; (s) failure to develop new products, processes or applications, or failure to keep pace with evolving technological innovations in end-use markets; (t) inability to protect patents and trade secrets or enforce intellectual property rights, particularly in countries where effective intellectual property laws and judicial systems may be unavailable; (u) conflicts, military actions, terrorist attacks, political events, public health crises and general instability, along with increased security regulations, that could adversely affect Olin and/or Huntsman’s business; and (v) legal, environmental and regulatory risks, including (a) changes in, or failure to comply with, legislation or government regulations or policies, including changes regarding Olin’s and/or Huntsman’s ability to manufacture or use certain products and changes within the international markets in which Olin and/or Huntsman operate; (b) new regulations or public policy changes regarding the transportation of hazardous chemicals and the security of chemical manufacturing facilities; (c) unexpected outcomes from legal or regulatory claims and proceedings; (d) costs and other expenditures in excess of those projected for environmental investigation and remediation or other legal proceedings; (e) various risks associated with Olin’s Lake City U.S. Army Ammunition Plant contract and performance under other governmental contracts and (f) compliance with data privacy regulations, including the General Data Protection Regulation (GDPR) and other applicable data privacy laws, which could result in substantial fines, penalties and legal liability.

All of Olin’s and Huntsman’s forward-looking statements should be considered in light of these factors. In addition, other risks and uncertainties not presently known to Olin or Huntsman or that Olin or Huntsman consider immaterial could affect the accuracy of the forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties, and assumptions, which are difficult to predict and many of which are beyond the control of Olin and/or Huntsman. Therefore, actual outcomes and results may differ materially from those matters expressed or implied in such forward-looking statements. A further list and descriptions of these risks, uncertainties, and other factors can be found in Olin’s filings with the SEC, including its most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q and other filings, available at the website maintained by the SEC at http://www.sec.gov, https://olin.com or on request from Olin and in Huntsman’s filings with the SEC, including its most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q and other filings, available at the website maintained by the SEC at http://www.sec.gov, https://www.huntsman.com or on request from Huntsman. Any forward-looking statement made in this communication speaks only as of the date of this communication. Neither Olin nor Huntsman undertake any obligation to update publicly any forward-looking statements, or any other information in this communication whether as a result of future events, new information or otherwise, or to correct any inaccuracies or omissions in them which become apparent. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.